# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Empery Digital Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 2512 W. PECAN ST., SUITE 230, PFLUGERVILLE, Texas (TX), 78660
Date of event which requires filing of this statement: 09/04/2026
Filed by CIK 0002079674
Persons authorized to receive notices and communications: GABRIEL GLIKSBERG, ATG CAPITAL MANAGEMENT LP, 16690 Collins Avenue, Sunny Isles Beach, Florida (FL), 33160, 786-519-0995

## Reporting persons
- ATG Capital Opportunities Fund LP (CIK 0002079674): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (16% of the class)
- ATG Capital Management LP (CIK 0002110268): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (16% of the class)
- ATG Capital Management GP LLC (CIK 0002110271): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (16% of the class)
- Gabriel Gliksberg (CIK 0002034212): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (16% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Empery Digital Inc.
Address of issuer's principal executive offices: 2512 W. PECAN ST., SUITE 230, PFLUGERVILLE, Texas (TX), 78660
Comment: This Amendment No. 8 ("Amendment No. 8") amends and supplements the Schedule 13D filed by the undersigned on January 26, 2026, as amended on January 28, 2026, February 4, 2026, February 25, 2026, March 2, 2026, March 9, 2026, April 6, 2026 and September 1, 2026 (the "Schedule 13D"). Except as otherwise specified in this Amendment No. 8, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 8 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On September 4, 2026, ATG Fund delivered a letter to the Issuer withdrawing its nominations of Arati Batta, Ronald H. Davies, Christopher E. Novak, Evan Ratner and Heather A. Powers for election to the Board at the Annual Meeting. Also on September 4, 2026, the Reporting Persons filed a definitive proxy statement with the Securities and Exchange Commission in connection with their solicitation of proxies for election of Gabriel D. Gliksberg, James C. Elbaor, Meredith S. Kirshenbaum and Aaron T. Morris to the Board at the Annual Meeting.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 28,160,111 Shares outstanding as of September 2, 2026, which is the total number of Shares outstanding as disclosed in the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on September 3, 2026.

As of the date hereof, ATG Fund directly beneficially owned 4,500,000 Shares, constituting approximately 16.0% of the Shares outstanding.

As of the date hereof, ATG Management may be deemed to beneficially own 4,500,000 Shares, constituting approximately 16.0% of the Shares outstanding.

As of the date hereof, ATG GP may be deemed to beneficially own 4,500,000 Shares, constituting approximately 16.0% of the Shares outstanding.

As of the date hereof, Mr. Gliksberg may be deemed to beneficially own 4,500,000 Shares, constituting approximately 16.0% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

There have been no transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 7 to the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

Effective September 4, 2026, ATG Fund withdrew its nomination of Messrs. Davies, Novak and Ratner and Messes. Batta and Powers as nominees for election to the Board at the Annual Meeting. In connection therewith, Messrs. Davies, Novak and Ratner and Messes. Batta and Powers are no longer parties to the JFSA, as further described in Item 6 of Amendment No. 4 to the Schedule 13D. Each of the Reporting Persons and remaining Nominees remain party to the JFSA.

## Signatures
- ATG Capital Opportunities Fund LP: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member of ATG Capital Management GP LLC, the general partner of ATG Capital Management LP, its investment manager (09/08/2026)
- ATG Capital Management LP: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member of ATG Capital Management GP LLC, its general partner (09/08/2026)
- ATG Capital Management GP LLC: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member (09/08/2026)
- Gabriel Gliksberg: /s/ Gabriel Gliksberg, Gabriel Gliksberg (09/08/2026)